Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: October 13, 2021

Tweet by Kin Insurance, Inc.

Our mission is to help homeowners prepare for every new normal – especially those that climate change brings.

@Benzinga highlights the connection between climate change and portfolio risk assessment. Read more about how we're staying ahead of the curve:

How Climate Change Can Impact Investment Portfolios

Sean Sechler, Benzinga Contributor

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October 12, 2021

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If the recently released U.N. climate report is any indication, it might be prudent for investors to start preparing their portfolios for the widespread impact of climate change.

The report of the Intergovernmental Panel on Climate Change (IPCC) found that rising global temperatures can largely be attributed to human-generated greenhouse gases and that world leaders must take action now to slow the impacts or face dire consequences.

While climate change can certainly have an impact on our day-to-day lives, it’s also crucial to consider how it will affect the investing landscape over the next few years. Investors should try to stay ahead of the curve in understanding how climate change can impact their portfolios, particularly because managing risk is one of the keys to generating long-term alpha.

There were 22 separate billion-dollar weather and climate disasters across the United States in 2020, beating the previous annual record of 16 events that occurred in both 2017 and 2011. From the winter storm blackout in Texas earlier this year to the current onslaught of hurricanes, climate change continues to cause serious issues for home insurance providers, automakers, retailers, chipmakers and transports.

The homeowners’ insurance industry is built on risk models that help companies decide which homes to insure and which ones to walk away from. Forecasting how much they might pay in claims allows insurers to cover those costs. Unfortunately, climate-related risks such as rising seas and worsening wildfires have made old forecasting models nearly obsolete. These uncertainties often result in insurance companies leaving areas most exposed to climate-related risks.

Unlike many legacy insurance companies that have been unable to navigate the increased volatility of climate change, Kin Insurance uses huge troves of reliable, objective data and weather simulations to assess and price risk appropriately to the benefit of homeowners — keeping them properly and fairly insured. This includes the government, satellite images, and real estate archives. Once the data is collected, Kin uses advanced technology to analyze it thoroughly. This ensures more accurate readings of how much money a home should be paying for insurance – even in regions that are repeatedly bombarded by hostile weather. The end result is affordable home insurance for more people, which makes it a highly appealing business model for investors.

By integrating weather modeling into its tech infrastructure, Kin is able to obtain ultra-granular exposure measurement that enables the company to serve high-exposure markets. In other words, the company looks at a lot more quality data so homeowners in places like California, Florida, and Louisiana pay less for essential coverage. Most recently, Kin also upgraded its reinsurance program to enhance its disaster protection, reflecting its commitment to helping homeowners most affected by climate change.

Investors that are actively seeking companies that offer clean energy products and services, or design their business models around climate change, could stand to profit greatly from the impacts of climate change. Beyond Kin Insurance, Stocks like Tesla and Enphase Energy are other examples of businesses that are helping to combat climate change with innovative solutions.

Adding exposure to the areas of the market that are enabling sustainable innovation and protecting the earth could be a very lucrative decision. There are both positive and negative impacts of climate change that investors should consider when managing their portfolios.

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Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at sec.report. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at sec.report, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com

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